# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amneal Pharmaceuticals, Inc., CIK 0001723128
CUSIP: 03168L105
Title of class of securities: Class A Common Stock, par value $0.01
Address of issuer's principal executive offices: 400 Crossing Blvd, Bridgewater, New Jersey (NJ), 08807
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000898432-24-000923
Filed by CIK 0002006625

## Reporting persons
- Akram Mahesh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 20,558,759; shared voting power 0; sole dispositive power 20,558,759; shared dispositive power 0; aggregate amount beneficially owned 20,558,759 (6.56% of the class)
  Comment: 1. Number of shares is number of Class A Common Stock, par value $0.01 per share ("Class A Common Stock") of Amneal Pharmaceuticals, Inc. (the "Issuer").
  
  2. The percentage of ownership of the Class A Common Stock by the Reporting Person presented in this Statement is based on 313,419,599 shares of Class A Common Stock outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed on May 7, 2025.

## Item 1. Issuer
Name of issuer: Amneal Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 400 Crossing Blvd, Bridgewater, New Jersey, 08807

## Item 2. Person Filing
Name of person filing: Akram Mahesh
Address of principal business office or, if none, residence:
c/o Tattva Fiduciary Company
100 West Liberty Street, 10th Floor
Reno, NV 89501
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of the cover pages to this Schedule 13G for the aggregate number of Class A Common Stock that are beneficially owned by the Reporting Person as of March 31, 2025.
Percent of class: See Item 11 of the cover pages to this Schedule 13G for the percentage of Class A Common Stock that are beneficially owned by the Reporting Person as of March 31, 2025.
Sole power to vote or to direct the vote: See Items 5 through 8 of the cover pages to this Schedule 13G for the number of Class A Common Stock that are beneficially owned by the Reporting Person as of March 31, 2025 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: This Schedule 13G is filed solely to report the Reporting Person's deemed beneficial ownership of the shares of Class A Common Stock of the Issuer held by certain trusts (the "Trusts") of which Tattva Fiduciary Company ("Tattva") is the sole trustee. The Reporting Person is the sole owner of Tattva. The Reporting Person does not otherwise have beneficial ownership of any shares of Class A Common Stock of the Issuer. Each Trust may have the right to receive dividends from, or the proceeds from the sale of, the shares of Class A Common Stock that are held by such Trust. No individual Trust has an interest in any shares of Class A Common Stock that relates to more than five percent of the outstanding Class A Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Akram Mahesh: Akram Mahesh, Akram Mahesh (05/14/2025)